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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-15 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



For the month of March 26, 1997

                    Micro Focus Group Public Limited Company
                (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)


        Form 20-F __X__                 Form 40-F _____


        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


        Yes __X__                       No _____


        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-795.)

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AVS: 872025

Release time:
UK: 14:00 GMT
US:  9:00 a.m. EST

Please Contact:

Ron Forbes
    UK - 01635 32646
    Vice President, International Finance
Stuart McGill
    UK - 01635 32646
    International Business Manager Year 2000
Les Thomas
    UK - 01202 304410
    Managing Director, Millennium

Micro Focus Agrees to Acquire Millennium (UK) Limited,
a Year 2000 Consulting Company
------------------------------------------------------

March 26, 1997 -- London, England and Palo Alto, California -- Micro Focus (NASDAQ: MIFGY) announced that it has agreed on terms with Millennium (UK) Limited, a privately held Year 2000 consulting company, to acquire all of the share capital of Millennium for approximately GBP 4 million (USD 6.4 million) which will be paid in a combination of cash and shares. Completion of the transaction is anticipated by the end of April 1997.

For the year ended December 31, 1996 Millennium reported revenue of approximately GBP 1 million (USD 1.6 million), losses of GBP 0.2 million (USD 0.3 million) and had net liabilities of approximately GBP 0.5 million (USD 0.8 million). Revenue in the fourth calendar quarter of 1996 increased by 110 per cent over the previous calendar quarter.

Millennium, based in Bournemouth, UK, provides specialised Year 2000 consulting services and has performed work for many blue chip UK clients on Year 2000 projects. The company has significant expertise in the estimating, planning and management of Year 2000 compliance projects for large scale systems. Millennium delivers services in the areas of project management and planning, business process prioritisation, resource strategies, risk assessment, impact analysis, forward failure analysis, vendor management, automation strategies, training, implementation support and management, and testing procedures and standards.

Marcelo Gumucio, CEO of Micro Focus and "Micro Focus and Millennium are in the business of providing best of breed offerings -- Millennium with consulting and Micro Focus through its technology. As awareness of the Year 2000 challenge has increased, and as this has strained industry capacity, customers of both companies have been requesting more comprehensive

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solutions to their Year 2000 problems.  The combination of Micro Focus and
Millennium allows us to deliver such solutions."

Les Thomas, Managing Director of Millennium added "Millennium has invested to develop a strong position in the UK Year 2000 market. Now, as part of Micro Focus we will have the support of a significant long term player in this business. We anticipate this will encourage our customers to extend our current relationships into the future, and broaden the scope of our service offerings."

Micro Focus provides tools and technology for managing enterprise computing assets. The Company's state-of-the-art programming solutions allow applications developers to manage and extend their enterprise applications for:
Distributed Computing -- developing and deploying production systems in distributed environments; Legacy Solutions -- moving application development and maintenance off the mainframe; and Year 2000 assessment and implementation -- providing solutions for re-engineering systems to handle the millennium date change.

Micro Focus is located in the UK at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN - telephone 01635 32646 and in the US at 2465 East Bayshore Road, Palo Alto, California 94303 - telephone 415-856-4161. For additional information on Micro Focus and its products, visit the Micro Focus Web site at http://www.microfocus.com.

        The above statement is made in accordance with the U.S. Private Securities Litigation Reform Act 1995. This release contains forward-looking statements that involve a number of risks and uncertainties. There are certain important factors that could cause results to differ materially from those anticipated by the statements made herein. Factors that could cause actual results to differ materially are the following: the ability of the combined Company to meet the needs of its customers through integration of professional services, methodologies and products in the highly dynamic market for application development tools, the potential need for modification of the combined Company's development tools and methodologies in connection with such integration, Micro Focus' ability to integrate Millennium service offerings and its personnel into Micro Focus' operations, the dedication of management resources to such integration which may temporarily distract attention from the combined Company's day to day operations, the effect of competitor's efforts to enter the combined Company's markets, and the ability of Micro Focus to retain key technical, managerial and other personnel of Millennium. Readers are referred to Micro Focus' Form 20-F for the fiscal year ended January 31, 1996 filed with the SEC, as may be updated or amended with future filings with the SEC, which identifies important risk factors which could cause actual results to differ from to those contained in the forward-looking statements above.

              -ENDS-
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                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      Micro Focus Group Public Limited Company
                                                     (Registrant)


Date:  March 26, 1997                 By:  /s/  MARCELO A. GUMUCIO
                                           ----------------------------------
                                           Marcelo A. Gumucio
                                           Chief Executive Officer